FORM 3
      U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
              WASHINGTON, D.C.  20549              |    OMB APPROVAL     |
               INITIAL STATEMENT OF                |_____________________|
        BENEFICIAL OWNERSHIP OF SECURITIES         |OMB NUMBER: 3235-0104|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
      Securities Exchange Act of 1934,             |BURDEN HOURS         |
     Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
       Holding Company Act of 1935                 |_____________________|
    or Section 30(f) of the Investment
           Company Act of 1940
   _________________________________________________________________________
   1. Name and Address of Reporting Person
        Barnett Banks, Inc.
   _________________________________________________________________________
     (Last)                      (First)                    (Middle)
        50 North Laura Street
   _________________________________________________________________________
                                (Street)
        Jacksonville                  Florida                       32202
   _________________________________________________________________________
     (City)                      (State)                      (Zip)

   _________________________________________________________________________
   2. Date of Event Requiring Statement (Month/Day/Year)
        01/15/97
   _________________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)
        59-0560515
   _________________________________________________________________________
   4. Issuer Name and Ticker or Trading Symbol
        Oxford Resources Corp. ("OXFD")
   _________________________________________________________________________
   5. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE)
      (   ) DIRECTOR
      (   ) 10% OWNER
      (   ) OFFICER (GIVE TITLE BELOW)
      ( X ) OTHER (SPECIFY TITLE BELOW)
                 Option Holder
   _________________________________________________________________________
   6. IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)

   _________________________________________________________________________
   7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
       X   FORM FILED BY ONE REPORTING PERSON
      ___  FORM FILED BY MORE THAN ONE REPORTING PERSON

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   TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
____________________________________________________________________________

1. TITLE OF SECURITY|2. AMOUNT OF   |3. OWNERSHIP  |4. NATURE OF INDIRECT
   (INSTR. 4)       |   SECURITIES  |   FORM DIRECT|   BENEFICIAL OWNERSHIP
                    |   BENEFICIALLY|   DIRECT (D) |   (INSTR. 5)
                    |   OWNED       |   OR INDIRECT|
                    |   (INSTR. 4)  |   (I) (INSTR.|
                    |               |   5)         |
____________________|_______________|______________|_______________________
   Class A Common Stock,    120,000        D
   par value $.01 per share


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   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
     (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
   _________________________________________________________________________
   1. Title of Derivative Security (Instr. 4)
      Option to purchase Class A Common Stock
   _________________________________________________________________________
   2. Date Exercisable and Expiration Date (Month/Day/Year)
      __________*______________                  ___________*______________
         Date Exercisable                              Expiration Date
   _________________________________________________________________________
   3. Title and Amount of Securities Underlying Derivative Security
      (Instr. 4)
       Class A Common Stock                            2,974,658
              Title                         Amount of Number of Shares
   _________________________________________________________________________
   4. Conversion or Exercise Price of Derivative Security
      $33.75
   _________________________________________________________________________
   5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
      (Instr. 5)
      (D)
   _________________________________________________________________________
   6. Nature of Indirect Beneficial Ownership (Instr. 5)


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   EXPLANATION OF RESPONSES:

   * On January 14, 1997, Barnett Banks, Inc. ("Barnett") and Oxford Resources Corp. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, among other things, a newly-formed wholly owned subsidiary of Barnett will be merged with and into the Company. As a condition to the execution and delivery of the Merger Agreement, Barnett and the Company also entered into a Stock Option Agreement (the "Stock Option Agreement").

        Pursuant to the Stock Option Agreement, the Company granted to Barnett an option (the "Option") to purchase up to 2,974,658 authorized but unissued shares of the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of the Company for $33.75 per share. The Option will become exercisable in whole or in part at any time prior to its expiration, if (i) the Company or any subsidiary of the Company, without the prior written consent of Barnett, enters into an agreement to engage in or the Board of Directors of the Company authorizes, recommends (or publicly announces its intentions to take any of the foregoing actions) with any person or group (other than Barnett or a subsidiary of Barnett) to effect (a) a merger or consolidation, or any similar transaction, involving the Company or any of its subsidiaries (other than internal mergers, reorganizations, consolidations or dissolutions involving only existing subsidiaries), (b) a purchase, lease or other acquisition of all or a substantial portion of the consolidated assets of the Company and its subsidiaries, or (c) a purchase or other acquisition (including by way of merger, consolidation, a tender offer or exchange offer to purchase any shares of Class A Common Stock such that, upon consummation of such offer, such person would own or control 15% or more of the voting power of the Company (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively), share exchange or otherwise) of securities representing 15% or more of the voting power of the Company or any of its subsidiaries (any of the foregoing being hereinafter referred to as an "Acquisition Transaction"); (ii) the holders of the Class A Common Stock and the Class B common stock of Oxford fail to approve the Merger Agreement at the meeting of such shareholders contemplated by the Merger Agreement, or such meeting is not held or is cancelled prior to termination of the Merger Agreement, in each case after it has been publicly announced that any person or group (other than Barnett or a subsidiary of Barnett) (a) has made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction,
   (b) has acquired or has the right to acquire beneficial ownership of 15% or more of the voting power of the Company, (c) has commenced a Tender Offer or has filed or publicly disseminated a registration statement with respect to an Exchange Offer, or (d) has filed an application under any applicable banking laws seeking regulatory approval to engage in an Acquisition Transaction; or (iii) the Company has willfully breached any covenant or obligation contained in the Merger Agreement, thereby entitling Barnett to terminate the Merger Agreement, after any person or group (other than Barnett or a subsidiary of Barnett) (a) has stated an intention to the Company or the Company shareholders to engage in an Acquisition Transactions if the Merger Agreement terminates, (b) has made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (c) has commenced a Tender Offer or has filed or publicly disseminated a registration statement with respect to an Exchange Offer, or (d) has filed an application under any applicable banking laws seeking regulatory approval to engage in an Acquisition Transaction.

        Barnett expressly disclaims any beneficial ownership of the 2,974,658 shares of the Class A Common Stock which are obtainable by Barnett upon the exercise of the Option, because the Option is exercisable only upon the events described above, none of which has occurred

     /s/ Hinton F. Nobles, Jr.                       01/27/97
   _____________________________________           ________________
   **  SIGNATURE OF REPORTING PERSON                     DATE

   _____________________________

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
       SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

   NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOR REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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